SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 30 July 2015

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1
  Statement re recent press speculation

Exhibit No: 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE

30 July 2015

InterContinental Hotels Group PLC ("IHG")

Statement Regarding Starwood Hotels & Resorts Worldwide, Inc. ("Starwood")

Following recent market speculation, the Board of Directors of IHG states that it is not in talks with Starwood with a view to a combination of the businesses.

A copy of this announcement is also available on IHG's website at www.ihgplc.com.

For further information, please contact:

Investor Relations David Kellett Media Relations Yasmin Diamond; Zoë Bird	+44 (0)1895 512 326 +44 (0)1895 512 425 +44 (0)1895 512 008	+44 (0)7725 448 096 +44 (0)7990 541 544 +44 (0)7736 746 167

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	30 July 2015